January 20, 2010

Via EDGAR Transmission and U.S. Mail

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:       Jim B. Rosenberg

Re:          Helicos BioSciences Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the quarterly period ended September 30, 2009

Schedule 14A Filed April 24, 2009

File No. 001-33484

Ladies and Gentlemen:

This letter is submitted by Helicos BioSciences Corporation (the “Company” or “Helicos”) in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), as set forth in your letter to Ronald A. Lowy, the Company’s Chief Executive Officer, dated December 15, 2009 (the “Comment Letter”), with respect to (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, (ii) the Company’s Form 10-Q for the quarterly period ended September 30, 2009, and (iii) the Company’s Definitive Proxy Statement on Schedule 14A filed on April 24, 2009.  Thank you again for the courtesy of granting an extension of time to respond to the Comment Letter.  For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-K For The Fiscal Year Ended December 31, 2008

Item 1. Business, page 3

Research and Development, page 14

1.               We note the following statement on page 14: “In 2007, we substantially finished the assembly of five commercial grade Helicos Systems in advance of our first shipment of the Helicos System to our initial customer on March 5, 2008, which was later returned.”  Please revise your disclosure to name your “initial customer” and to provide details of why the first shipment was returned, including a quantification of any refunds issued.

Response 1:

With respect to the comment above, the Company respectfully advises the Staff that the Company provided the following disclosure in its Form 8-K filed on January 30, 2009:

“On January 27, 2009, Helicos BioSciences Corporation (“Helicos” or the “Company”) and Expression Analysis, Inc. (“EA”) agreed to return HelicosTM Genetic Analysis System that was installed at EA in March 2008.  This system was an early version of Helicos’ commercial system and did not consistently achieve current commercial specification levels at EA.  Later versions of the Helicos systems have been consistently achieving this specification.  Following EA’s return of this system to Helicos, Helicos personnel will bring the system up to the latest commercial configuration and performance levels. In the interim, Helicos and EA have temporarily suspended their commercial relationship.”

The Company confirms that Expression Analysis, Inc. did not make any payments for the Helicos system that was eventually returned and, as such, there was no additional disclosure regarding the quantification of any refunds issued.

Collaboration, page 16

2.               We note your discussion of collaborations on page 16 of the filing.  Please revise your disclosure to include information regarding each material collaboration arrangement that the company has entered into, including a discussion of the material terms of each arrangement.  Your discussion should name the parties to each agreement, a summary of each party’s rights and obligations under the relevant agreement and the term and termination provisions thereof.  This information should also be included for your agreement with Dr. Ambros at the University of Massachusetts Medical School.  Also, please file copies of each agreement as exhibits to the extent you have not already done so.

Response 2:

With respect to the comment above, the Company has previously included within the generic term “collaborations,” its joint efforts with outside parties which are designed to enhance the Company’s commercial prospects by demonstrating through publication the Company’s technology as a viable platform for analyzing large quantities of genetic information and to expand the potential applications for the Company’s technology.  These arrangements are therefore essentially, and perhaps more appropriately characterized as, material transfer agreements.  The disclosure of the relationship with Dr. Ambros at the University of Massachusetts Medical School was a then recent example of this type of activity which resulted in Dr. Ambros’ presentation of his scientific results that were generated using the Helicos system at the Advances in Genome Biology and Technology meeting in February 2008.  While the Company believes this type of joint activity with outside third parties may enhance the Company’s sales prospects, these arrangements do not generate any revenue, new material intellectual property or new technology for the Company’s business.  Accordingly, the Company respectfully submits that none of Regulation S-K, including Items 101, 303 or 601(b)(10), or other applicable disclosure obligations require additional disclosures regarding the terms of these agreements or the filing thereof with the Commission.  To avoid potential confusion regarding these arrangements in the future, the Company will refer to them as “Product Demonstration Arrangements,” rather than “Collaborations,” and affirmatively state that the Company does not expect to receive any revenue or new material intellectual property thereunder.

Intellectual Property, page 18

3.               Please provide proposed disclosure to be included in your next Form 10-K which includes a more robust discussion of your material patents, including which product groups they relate to and the expiration dates for each.  See Item 101(c)(l)(iv) of Regulation S-K for guidance.

Response 3:

With respect to the comment above, the Company acknowledges the requirements of Item 101(c)(l)(iv) of Regulation S-K.  The Company advises the Staff that the Company has over thirty-one issued patents and one hundred and sixty pending patent applications.  The Company respectfully submits that the best approach for providing investors with all material information regarding the Company’s patent portfolio would be to provide additional disclosure that describes the Company’s patent portfolio in broad technological categories, rather than providing details regarding each of the Company’s many patents and patent applications.  Accordingly, the Company proposes to provide the following additional disclosure in the Intellectual Property section of the Company’s next Form 10-K:

“Within broad technological categories, our patent portfolio can be broken down as follows:  most of our issued (81%) and pending (60%) patents are directed to sequencing by synthesis, primarily at the single molecule level; the smallest portion of the patent portfolio (3% of issued patents and 3% of pending applications) involves bioinformatics and data processing; the remainder of the portfolio is roughly evenly split among sample preparation (6% of issued patents and 12% of pending applications), instrumentation (10% of issued patents and 11% of pending applications), and commercial applications (14% of pending patent applications).  The last-mentioned of these groups — commercial applications — encompasses wide areas of scientific and commercial interest including direct RNA sequencing, single-cell analysis, high-throughput screening, digital gene expression, and candidate region re-sequencing.

Our patents generally have terms of 20 years from their respective non-provisional priority filing dates.  The first non-provisional patent applications prosecuted by Helicos were filed in 2004 and thus our issued patents are not scheduled to expire until 2024 or later.  We have filed terminal disclaimers in certain later-filed patents, which means that such later-filed patents are scheduled to expire earlier than the twentieth anniversary of their respective non-provisional priority filing dates, although not earlier than 2024 with respect to patent applications prosecuted by Helicos.  We have also in-licensed patents and patent applications.  All of the material patents and patent applications to which we have licensed rights are scheduled to expire in 2018 or later.”

4.               We note your discussion of the Roche License Agreement, AZTE License Agreement, Caltech License Agreement and the PerkinElmer License Agreement on pages 19 and 20.  Please revise your disclosure to quantify the aggregate amount paid to date under each agreement, the aggregate potential milestone payments to be made under each agreement, as applicable, and to provide more information regarding the royalty rate provisions of each.  We note that the company has been granted confidential treatment on the specific royalty rates themselves; therefore, either a range or a statement that the percentage is in the single digits, teens, etc. will be sufficient.

Response 4:

With respect to the comment above, the Company respectfully advises the Staff that the disclosures described above on pages 19 and 20 refer to Note 7 of the Consolidated Financial Statements contained in the Form 10-K for additional information on license agreements.  Note 7 to the Consolidated Financial Statements provides virtually all of the above-proposed disclosure regarding each of these license agreements.  In addition to updating this disclosure for events that transpire with the passage of time, the Company proposes to make the revisions emphasized below to this disclosure in future filings:

“License agreements and patents

In November 2003, the Company entered into a license agreement with California Institute of Technology (the “Caltech License Agreement”) that granted the Company a worldwide, exclusive, royalty-bearing license, with the right to grant sublicenses, under specified patents and patent applications, and a worldwide, non-exclusive royalty bearing license, with the right to grant sublicenses, under specified technology outside the scope of the licensed patents. In connection with the Caltech License Agreement, the Company issued 46,514 shares of common stock, and recorded a charge of $20,000. In addition, the Company pays an annual license fee of $10,000 per year. The license fee payments are creditable against royalties based upon sales of products covered by patents licensed under the agreement. ~~Royalties~~The up to single digit royalties are calculated based on a percentage of defined net sales. The Company is also obligated to pay California Institute of Technology ~~a portion~~up to a single digit percentage of specified license and sublicense income, a single digit percentage of proceeds from sales of specified intellectual property and ~~specified~~a single digit percentage of service revenue amounts that it receives based on licenses and sublicenses that the Company grants, sales of intellectual property and services that are provided to third parties. The royalty obligation with respect to any licensed product extends until the later of the expiration of the last-to-expire of the licensed patents covering the licensed product and three years after the first commercial sale of the licensed product in any country for non-patented technology covered under the agreement. Through December 31, 2008, no royalty payments have been made. In March 2007, the Company amended the Caltech License Agreement to provide rights under an additional patent application under the terms of the existing license in exchange for a one-time payment of $50,000 to the California Institute of Technology.  There are no milestone payments potentially payable by the Company under the Caltech License Agreement in addition to those described above.  All amounts paid to date and the value of the common stock issued have been expensed to research and development expense as technological feasibility had not been established and the technology had no alternative future use. The total expense recognized under the Caltech License Agreement for the years ended December 31, 2006, 2007 and 2008, and the period from May 9, 2003 (date of inception) through December 31, 2008 was $10,000, $60,000, $10,000 and $113,000, respectively.

In June 2004, the Company entered into a license agreement with Roche Diagnostics (the “Roche License Agreement”) that granted the Company a worldwide, semi-exclusive royalty-bearing license, with the right to grant sublicenses under a patent relating to sequencing methods. In connection with the Roche License Agreement, the Company paid an upfront fee of 175,000 Euros and committed to pay an annual license fee ranging from 10,000 to 40,000 Euros. There are no milestone payments potentially payable by the Company under the Roche License

Agreement in addition to those described above. The Company has an option to convert the license to non-exclusive beginning in 2008, in which case the annual license fees would be reduced to 10,000 Euros beginning in 2008. The Company has the right to terminate the Roche License Agreement at any time for convenience upon 90 days prior written notice to Roche Diagnostics. Both the Company and Roche Diagnostics have the right to terminate the Roche License Agreement upon breach by the other party, subject to notice and an opportunity to cure. The Roche License Agreement also terminates upon the occurrence of specified bankruptcy events. As part of the Roche License Agreement, the Company agrees to pay single digit royalties based on a percentage of defined net sales. The Company also agrees to pay a ~~portion of specified sublicense~~double digit percentage of income amounts that are received based on sublicenses that the Company grants to third parties. The Company’s royalty obligation, if any, extends until the expiration of the last-to-expire of the licensed patents. Through December 31, 2008, no royalty payments have been made. All amounts paid to date have been expensed to research and development expense as technological feasibility had not established and the technology had no alternative future use. The total expense recognized under the Roche License Agreement for the years ended December 31, 2006, 2007 and 2008, and the period from May 9, 2003 (date of inception) through December 31, 2008 was $23,000, $39,000, $62,000 and $367,000, respectively.

In March 2005, the Company entered into a license agreement with Arizona Technology Enterprises (the “AZTE License Agreement”) that granted the Company a worldwide, exclusive, irrevocable, royalty-bearing license, with the right to grant sublicenses, under specified patents and patent applications exclusively licensed by AZTE from Arizona State University and the University of Alberta. In connection with the AZTE License Agreement, the Company paid an upfront fee of $350,000, committed to an annual license fee of $50,000, which will increase to $100,000 upon the successful issuance of a U.S. patent, committed to pay a three-year maintenance fee of $50,000, payable in equal annual installments beginning in March 2006, and issued 88,888 shares of restricted common stock, which vest in two equal installments upon the achievement of separate milestones.  There are no milestone payments potentially payable by the Company under the AZTE License Agreement in addition to those described above.  The Company is obligated to use reasonable commercial efforts to develop, manufacture and commercialize licensed products. In addition, if the Company fails to meet specified development and commercialization deadlines, the AZTE License Agreement converts from exclusive to non-exclusive. The AZTE License Agreement will remain in force until terminated. The Company has the right to terminate the AZTE License agreement at any time for convenience upon 60 days prior written notice to Arizona Technology Enterprises. Both the Company and Arizona Technology Enterprises have the right to terminate the agreement upon breach by the other party, subject to notice and an opportunity to cure. The AZTE License Agreement also terminates upon the occurrence of specified bankruptcy events.

As part of the AZTE License Agreement, the Company agrees to pay ~~royalties based on~~ a single digit percentage ~~of~~royalty based on defined net sales. The Company also agrees to pay ~~a portion~~an increasing double digit percentage of specified sublicense income amounts that are received based on sublicenses granted to third parties. The Company’s royalty obligation, if any, extends until the expiration of the last-to-expire of the licensed patents. Through December 31, 2008, no royalty payments have been made. All amounts paid to date have been expensed to research and development expense as technological feasibility had not been established and the technology had no alternative future use. In May 2006, in accordance with the license agreement, due to the successful issuance of a U.S. patent, the committed annual license fee increased from $50,000 to $100,000 and 44,444 shares of the restricted common stock vested. The vesting of 44,444 shares of restricted common stock resulted in a charge to research and development expense of $127,000 based on the fair value of the Company’s common stock at the time the milestone was achieved. The remaining 44,444 shares of restricted common stock will vest immediately upon the successful issuance of a second U.S. patent. The total expense recognized under the AZTE License Agreement for the years ended December 31, 2006, 2007 and 2008, and the period from May 9, 2003 (date of inception) through December 31, 2008 was $229,000, $117,000, $103,000 and $849,000, respectively.

In June 2006, the Company entered into an agreement to acquire certain U.S. and foreign patents and patent applications. In connection with the agreement, the Company paid an upfront fee of $350,000, committed to a one-time payment of $250,000 once technological feasibility has been established, and committed to a one-time payment of $400,000 upon the first commercial sale of product. There are no milestone payments potentially payable by the Company under this agreement in addition to those described above.   As part of the agreement, the Company agrees to pay ~~royalties based on~~ a single digit percentage ~~of~~royalty based on defined net sales. Through December 31, 2008, no royalty payments have been made. All amounts paid to date have been expensed to research and development expense as technological feasibility had not established and the technology had no alternative future use. The total expense recognized under this agreement for the years ended December 31, 2006, 2007 and 2008, and the period from May 9, 2003 (date of inception) through December 31, 2008 was $350,000, $0, $0 and $350,000, respectively.

In April 2007, the Company entered into an agreement with PerkinElmer LAS, Inc. (“PerkinElmer”), in which PerkinElmer granted the Company a worldwide, non-exclusive, non-transferable, non-sublicensable, royalty bearing license under specified patents. The license from PerkinElmer grants the Company rights under certain patents to produce and commercialize certain of the reagents used in some applications on the HeliScope system, which contain chemicals purchased from PerkinElmer. In exchange for rights licensed from PerkinElmer, the Company is obligated to pay PerkinElmer a ~~portion~~a single digit percentage of the Company’s net revenue from the sale of reagents that contain chemicals covered by the patents licensed under the PerkinElmer agreement. There are no milestone payments potentially payable by the Company under this agreement with PerkinElmer.   The Company has the right to terminate the agreement at any time upon 90 days written notice to PerkinElmer. Each party has the right to terminate the agreement upon breach by the other party subject to notice and an opportunity to cure. The agreement also terminates upon the occurrence of specified bankruptcy events. PerkinElmer has the sole right under the agreement to enforce the licensed patents. There has been no expense recorded for this agreement for any period from May 9, 2003 (inception) through December 31, 2008.”

Signatures, page 99

5.               Please note that Instruction D(2)(a) to Form 10-K requires that in addition to the signatures of the company’s CEO, CFO, PAO and board of directors, the filing must be signed by the registrant itself.  Please confirm that your next Form 10-K will include a signature line for the company, to be signed on behalf of the company by the appropriate authorized officer.

Response 5:

With respect to the comment above, the Company confirms that its next Form 10-K will include a signature line for the Company, to be signed on behalf of the Company by the appropriate authorized officer.

Form 10-Q For The Quarterly Period Ended September 30, 2009

Exhibit 31.1 and 31.2

6.               Please revise the certification, particularly with respect to paragraph 4, to include reference to internal controls pursuant to Item 601(b)(31) of Regulation S-K.

Response 6:

With respect to the comment above, the Company advises the Staff that it will file an amendment to the report referenced above that contains only the cover page, an explanatory note, the signature page and revised certifications which comply with Regulation S-K, Item 601(b)(31) as Exhibits 31.1 and 31.2 thereto.

Schedule 14A filed April 24, 2009

Section 16(a) Beneficial Ownership Reporting Compliance, page 27

7.               We note the following statement on page 27 of the filing:  “To the best of our knowledge, based on a review of (i) Forms 3 and 4 and amendments thereto during the year ended December 31, 2008 and (ii) Forms 4 and amendments thereto furnished with respect to the year ended December 31, 2008, each director, executive officer, and 10% stockholder complied with all Section 16(a) filing requirements, except as described below.”  Your disclosure does not go on to describe any late Section 16(a) filings, as indicated in the quoted statement.  Please provide an explanation as to why the information has not been included and confirm that in all future filings you will clearly include all information required by this section.

Response 7:

With respect to the comment above, the Company advises the Staff that it inadvertently included the phrase “except as described below” and that to the best of the Company’s knowledge, based on a review of (i) Forms 3 and 4 and amendments thereto during the year ended December 31, 2008 and (ii) Forms 4 and amendments thereto furnished with respect to the year ended December 31, 2008, each director, executive officer, and 10% stockholder complied with all Section 16(a) filing requirements.  The Company confirms that in all future filings requiring the disclosure, the Company will clearly include all information required by this section.

*   *   *

As requested in the Comment Letter, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

Please contact Mark C. Solakian, the Company’s General Counsel, at (617) 264-1885 if you have any questions.

Sincerely,

HELICOS BIOSCIENCES CORPORATION

/s/ Ronald A. Lowy

Ronald A. Lowy
Chief Executive Officer

cc:                                 Laura Crotty, U.S. Securities and Exchange Commission (via U.S mail)

James Peklenk, U.S. Securities and Exchange Commission (via U.S mail)

Mary Mast, U.S. Securities and Exchange Commission (via U.S mail)

Jeffrey R. Moore, Helicos BioSciences Corporation (by hand)

Mark C. Solakian, Helicos BioSciences Corporation (by hand)

James A. Matarese, Goodwin Procter LLP (via U.S mail)